

Sieva Kozinsky · 2nd

General Partner at Enduring Ventures

San Francisco, California, United States ·

Contact info

500+ connections

 **3 mutual connections:** Julian Ivann, Adam Roberts, and 1 other

Connect   🔒 Message   More

Enduring Ventures

 **UC Santa Barbara**

Experience

Co-CEO

Enduring Ventures

Dec 2019 – Present · 1 yr 8 mos

We buy beautiful businesses and hold them forever. We are a holding company in the model of Berkshire Hathaway, working to build a more sustainable economy where wealth and economic growth is broadly shared. We recruit, train and coach amazing and non-traditional CEOs. We champion employee ownership, profit sharing and community/mutual ownership in the businesses we buy.

...see more



Co-Founder, General Partner

The MBA Fund

Jan 2019 – Present · 2 yrs 7 mos

Our mission is to cultivate a leading start-up ecosystem among university programs by providing founders with mentorship and seed-stage capital at the earliest stages of development

...see more



CEO

StudySoup

Mar 2014 – Dec 2019 · 5 yrs 10 mos

San Francisco, California Area

StudySoup is the largest peer-to-peer education marketplace for students in the US.

We empower young entrepreneurs across the natic ...see more

  **Meet the StudySoup Co-Founders Sieva...**

Forbes 30 Under 30

Forbes

Feb 2017 · 1 mo



Founder

Studiously

Jan 2013 – Feb 2014 · 1 yr 2 mos

Santa Barbara, California Area

Studiously was a comprehensive approach to class management tools (CMS) designed for Universities and their professors.

Education

UC Santa Barbara



Bachelor of Arts, Environmental studies with business concentration

2008 – 2012

Activities and Societies: CALPIRG, GauchoToastmasters, Waterski & Wakeboard team, Blacktide Ultimate Frisbee Club, Adventure Club. Completed Leadership Challenge

The University of Hong Kong



Business Administration and Management

2011

 **The Wharton School**

Skills & endorsements

Leadership · 89

 Endorsed by **Chris Prinz, who is highly skilled at this**

 Endorsed by **4 of Sieva's colleagues at StudySoup**

Social Media · 84

 Endorsed by **Aladrian Goods and 9 others who are highly skilled at this**

 Endorsed by **3 of Sieva's colleagues at StudySoup**

Entrepreneurship · 60

 Endorsed by **Raomal Perera and 7 others who are highly skilled at this**

 Endorsed by **4 of Sieva's colleagues at StudySoup**

Show more ⌄



